NANNOCARE INC.



ANNUAL REPORT

1340 E 6TH STREET
LOS ANGELES, CA 90021
www.nannocare.com

This Annual Report is dated December 31, 2019.

BUSINESS

The Company and its Business

Company Overview

Nannocare released what they believe to be the market's first menstrual pad that targets relieving menstrual discomfort naturally, which quickly received positive customer and retailer feedback as the product suite was rolled out across North America.

Robust growing retail and online distribution channels with over 650+ retail partners. Recently secured PO from CVS for up to 4,200+ stores; CVS indicating subsequent potential to roll-out nationally to most all 9,800+ stores.

Featured in numerous media outlets, including Forbes, Well & Good and Bustle, as well as on an episode of NBC's "The Doctors".

Nannocare has a growing dedicated base of consumers and monthly subscription users. We promote a healthy organic lifestyle with online community events, blogs and our engaging social media team.

Competitors and Industry

Nannocare's competition is the long standing legacy brands owned by Johnson & Johnson, P&G, and Kimberly-Clark that retail such brands as "Kotex" and "Always" etc. We do not have any direct competition with a feminine hygiene product that has the same benefits that releive menstrual pain and PMS symptoms.

CVS' buying team is confident in the brand and product strength of NannoPad® against strong competition due to lack of innovation and need for more natural, organic products in the Feminine Hygiene Space.

Current Stage and Roadmap

Nannocare's product line is now in full distribution in retail, our current retail distribution footprint spans across North America, the Caribbean, Canada and Mexico. Top tier industry retail partners include Bristol Farms, Erewhon, Lassens, Gelson's, Market Basket, Price Chopper, Fairway Markets, and Wegmans.

We have one flagship product line comprising four products currently in production (NannoPad®), and two new product lines currently under development (Tampons & Incontinence).

We are currently in 4300 CVS and being put into 150 Barnes and Noble bookstores at the end of August.

Interest and Potential Retail expansion to Boots UK and Publix and then also potential European and Asian expansion planned in the near-term.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections am only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Feminine hygiene industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient finds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Nannocare Inc was formed on August 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nannocare Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Triple P owns the I/P
Triple P owns the I/P and maintains a exclusive recurring contract with Nannocare Inc for using all I/P held by Triple P. Our corporate council setup this structure to

add another layer of protection for the I/P in order to protect it in case of any litigation. Mr. Van Kleef owns Triple P.

We have exclusive licenses to patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns Licenses patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. *Nannocare Inc has an exclusive license with Triple P Management who owns the Nannogenic technology and provides it for use in NannoPad® and other products sold and distributed exclusively by Nannocare Inc.

We have licensed pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its exclusively licensed intellectual property. We believe one of the most valuable components of the Company is our licensed intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its licensed intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Previous Offerings

Between September 19, 2019 and December 17, 2019, we sold 19,924 shares of common stock in exchange for $2.47 per share under Regulation Crowdfunding.

In addition, within the past three years, we have conducted the following four exempt offerings of our shares:

1)

Start Date of Offering: September 19, 2017

Offering Exemption: Reg D, Rule 506(c)

Type of Security: Shares of Common Stock.

Number of Shares Sold: 500,000

Use of Proceeds: Inventory purchase, operations, salary, warehousing, shipping (including product distribution), marketing, and sales.

2)

Start Date of Offering: August 21, 2018

Offering Exemption: Reg D, Rule 506(c)

Type of Security: Shares of Common Stock.

Number of Shares Sold: 305,000

Use of Proceeds: Inventory purchase, operations, salary, warehousing, shipping (including product distribution), marketing, and sales

3)

Start Date of Offering: March 14, 2019

Offering Exemption: Reg D, Rule 504

Type of Security: Shares of Common Stock.

Number of Shares Sold: 108,000

Use of Proceeds: Inventory purchase, operations, salary, warehousing, shipping (including product distribution), marketing, and sales

4)

Start Date of Offering: December 1, 2019

Offering Exemption: Reg D, Rule 506(c)

Type of Security: Shares of Common Stock.

Number of Shares Sold: 200,000

Use of Proceeds: Inventory purchase, operations, salary, warehousing, shipping (including product distribution), marketing, and sales.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

	Year ended 12/31/2019	Year ended 12/31/2018
Revenue	$553,944	$47,581
Cost of Sales	$205,277	$1,601
Gross Margins	$348,667	$45,980
Expenses	$709,347	$435,096
Net Income	($360,680)	($389,116)

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $6,148. The Company intends to raise additional funds through additional equity offering rounds.

Debt

Loans

One of the company's officer and cofounder, Alex Nunez has given the company 2 loans since inception. The first loan was made up of a few separate small loans provided between July 1, 2018 and October 2018 for a total amount of $29,061. The loan carries an interest rate of 6% and matures in 365 days. The second loan was in the amount of $20,000. The second loan carries an interest rate of 15% and mature in 365 days. Maturity date for both loans were extended. As of December 31, 2019, the total outstanding balance for both loans was $49,061.

On November 16, 2018, the company signed a loan agreement with one of its officers Lisa Benest in the amount of $100,000. The loan carries an interest rate of 1.5% and matures on July 21, 2019. Maturity date for this loan was extended. As of December 31, 2019, the loan had an outstanding balance of $100,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

The Team

Officers and Directors

Name: Paul Van Kleef

Paul Van Kleef's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO

  Dates of Service: April 01, 2017 - Present
  Responsibilities: #1 Setting strategy and vision #2 Building culture . #3 Raising Funds #4 Strategic Global Partnerships - (SALARY RANGE $50-220k) #3 Team-building #4 Capital allocation. Raising money.-Provide inspired leadership company-wide. -Make high-level decisions about policy and strategy. -Report to the board of directors and keep them informed. -Develop and implement operational policies and a strategic plan. -Act as the primary spokesperson for the company. -Develop the company's culture and overall company vision. -Help with recruiting new staff members when necessary. -Create an environment that promotes great performance and positive morale. -Oversee the company's fiscal activity, including budgeting, reporting, and auditing. -Work with senior stakeholders, chief financial officer, chief operations officer, and other executives. -Assure all legal and regulatory documents are filed and monitor compliance with laws and regulations. -Work with the executive board to determine values and mission, and plan for short and long term goals. -Identify and address problems and opportunities for the company. -Build alliances and partnerships with other organizations. -Oversee the day-to-day operation of the company. -Work closely with the human resource department to ensure great hiring.

- **Position:** Director

  Dates of Service: August 01, 2017 - Present
  Responsibilities: Key Responsibility is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders. In addition to business and financial issues, responsibilities include dealing with challenges and issues

relating to corporate governance, corporate social responsibility and corporate ethics.

Other business experience in the past three years:

- **Employer:** Clean Concept LLC
  Title: CMO
  Dates of Service: January 15, 2016 - November 25, 2017
  Responsibilities: Marketing and Growth

Name: Alex Nunez

Alex Nunez's current primary role is with Nunez Insurance Agency.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: May 01, 2017 - Present
  Responsibilities: • Design and implement quarterly business strategies, plans, and procedures. Set comprehensive goals for performance and growth quarterly. • Maintain the company's financial stability by various methods, raising loans, factoring, and fundraising, etc. • Help establish E-commerce dept. Resulting in up trending online sale for monthly subscription sales, Amazon and website sales. • Evaluate performance by analyzing and interpreting sales data, statistics, and metrics • Write and submit weekly/monthly reports to the CEO and board members in all matters of importance when needed. • Assist CEO in fundraising ventures. • Participate in expansion activities (investments, acquisitions, corporate alliances, etc.) • Work collaboratively with the CEO and the other functional heads to establish the strategic plan for the business, annual operating objectives, organizational policies, and procedures for attaining business objectives. • Establish priorities for each department, create quarterly forward-looking operational plans to address department-specific

priorities, and create and monitor metrics that measure performance. • Develop and manage strong financial and operational reporting metrics and processes, including leadership and facilitation of the company's regular executive committee meetings and operational reviews. • Oversee P&Ls, cash management activities, and remain fully apprised of balance sheet actions and decisions. Work with companies' accountants and financial advisors to maintain healthy books. • Provide expert advice for, oversee the development of, and execute company financial strategic plan. • Develop company financial performance measures to support the company's strategic plan. • Oversee the issuance of internal and external financial information; be the point of contact and respond to investor requests for information and analysis. • Establish and manage key financing relationships for the company, as directed by the CEO and investors. • Build and keep detailed but realistic company forecasts and budgets. • Assure compliance of company guidelines and legal prescriptions in all operating sequences. • Financial planning responsibility; Goal setting and KPIs for various production and operational areas. • Establish technical standards and ensure adherence to them for company operations. • Gather and analyze customer trends to assist in developing corporate strategy. • Establish compensation, training, short and long-term goals for the operations group. (SALARY- $12k-50k)

- **Position:** Director
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Key Responsibility is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders. In addition to business and financial issues, responsibilities include dealing with challenges and issues relating to corporate governance, corporate social responsibility, and corporate ethics.

Other business experience in the past three years:

- **Employer:** Nunez Insurance Agency
  Title: Owner

Dates of Service: November 01, 2011 - Present
Responsibilities: Owner - Spokesperson

Other business experience in the past three years:

- **Employer:** Classic Necessity LLC
  Title: CEO
  Dates of Service: May 01, 2015 - August 01, 2017
  Responsibilities: Owner - Operator

Name: Xiaolin Li

Xiaolin Li 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Development Officer
  Dates of Service: October 15, 2017 - Present
  Responsibilities: #1. Product and marketing research and sourcing #2. Production management #3. Brand building, product design, and marketing content direction #4. Customer relation, community-building #5. Online and offline marketing campaign creation and management #6. Team-building and recruiting #7. Technical support for product related regulation, testing, and certification #8. Administrative tasks -Regularly research for industry, materials, technology trend and news -Researching and sourcing suppliers for products and marketing materials -Placing product order and monitor production sampling, production, quality control, and overview logistics. -Product package content - Create, execute and monitor social media, email marketing and offline marketing content and campaign -Create and assist with any marketing material needed from distributors -Tradeshow arrangement and on-site representative - Coordinate and monitor public relation duties and results -Brand building and customer community building -Brand partnership and event sponsorship - Influencer marketing -Create, direct and monitor website content, maintenance, and optimization -Assist and coordinate with all certifications, testing, and regulation submissions. -Recruiting and team building -Sales and funding support -Finance planning and payment processing -Travel

planning and booking -Monitor customer service and social media response. (SALARY- $40k)

Other business experience in the past three years:

- **Employer:** I.M. Chait Gallery
  Title: Senior Translator / Administration Assistant
  Dates of Service: January 15, 2015 - February 01, 2017

  Responsibilities: -Translate auction catalogs. -Pre-sale and after-sale customer service. -Bid for international customers in auctions through phone calls. -Sort consignor settlements/contracts. -Handles commercial cooperation with online auction websites in China.

Name: Victoria McHenry

Victoria McHenry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Sales & Business Development
  Dates of Service: March 10, 2018 - Present
  Responsibilities: -Work with all departments to capitalize on opportunities in the market -Micro and major distributors -Sales Deck creation (for distributor, chain, mass, grocer, outlet (where applicable) and specialty (hospitality industry: hotels, cruise lines, etc) -E-commerce (main website as well as outside retailers when expansion necessary and the time is right) -Marketing calendar attendance & assistance with research as needed (major festivals, trade shows, women's shows, natural products, partnerships) -Event management/assistance (contract ambassadors on-site promoting Nannopad) -Global sales development and sourcing (retailers, distributors, strategic partnerships) - Evaluating domestic and international deals, determining optimal deal structures, ensuring the deal models are supported by Nannocare's forecasting and projections -Registration of product line with foreign

governmental agencies -Responsible for development of full-funnel new retailer and distribution acquisition strategies that improve sales and market presence (SALARY- $40k)

Other business experience in the past three years:

- **Employer:** The California Fruit Wine Co.
  Title: Director of National Sales
  Dates of Service: April 01, 2015 - February 01, 2018
  Responsibilities: - Lead, manage and mentor direct sales team of 7 throughout California and contract sales and brand ambassadors in active states -Responsible for local and national sales accounting for 60% of the overall revenue in the company - Managed marketing budget of over $150k for activations in key markets - Increase distribution network by 300% to Canada, CA, NY, NJ, TX, HI, NV, FL and AZ - Manage over 10 local, national, international (Canada, Mexico) chain/distributor relationships, education, activations, tradeshows and meetings - Achieved increase in account base by more than 10 fold (60 accounts to 750 accounts) - Increase SKU buy-in from on and off-premise chain retailers by 50% - Extensive contact and experience with local and regional on and off-premise chains - Work with national off-premise chains such as Whole Foods, HEB, Gelson's, ABC Fine Wine, Shop Rite, Costco, Cost Plus, Total Wine, Publix, Spec's, Twin Liquors, Albertson's, Lassen's Natural Foods - Work with national on-premise accounts such as BJ's, California Pizza Kitchen, Del Frisco's Grille, Yard House, Red Robin, Umami Burger, Applebee's, Bloomin' Brands, Levy Restaurants

PRINCIPAL SECURITY HOLDERS

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of December 31, 2019.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Triple P Management Corp (Paul Van Kleef	5,100,000	Common Stock	85.33

RELATED PARTY TRANSACTIONS

Related Party Transactions

Since the beginning of our last fiscal year on January 1, 2019, there have been no related party transactions. Please see the notes to our financial statements and section on indebtedness above for a discussion of debt held by related persons.

OUR SECURITIES

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 43,319 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000, no par value, with a total of 5,976,750 outstanding.

Voting Rights

Basic rights for common stocks

Material Rights

Options Reserve Pool: 700,000

Total number of shares subject to vested options: 309,000

Total number of shares subject to Unvested options: 134,000

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

The Board of Directors is authorized to both determine and/or alter the rights, preferences, privileges and restrictions granted to or imposed upon wholly unissued shares of the Preferred Stock.

Material Rights

The Board of Directors is authorized to both determine and/or alter the rights, preferences, privileges and restrictions granted to or imposed upon wholly unissued shares of the Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 12, 2020.

NANNOCARE INC.

By   /s/

Name: Paul Van Kleef

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

NANNOCARE INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	Dec 31, 2019	Dec 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 6,148	$ 36,043
Accounts Receivable	$ 179,895	$ 28,131
Inventory	$ 77,259	$ 89,123
Total Current Assets	**$ 263,303**	**$ 153,297**
Fixed Assets		
Accumulated Depreciation - Automobile	$ (3,482)	$ -
Automobile	$ 69,639	$ -
Total Fixed Assets	**$ 66,157**	**$ -**
TOTAL ASSETS	**$ 329,460**	**$ 153,297**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 2,803	$ -
Credit Cards	$ 68,002	$ 45,652
Other Current Liabilities	$ 117,056	$ 18,913
Total Current Liabilities	**$ 187,861**	**$ 64,566**
Long-Term Liabilities	**$ 279,746**	**$ 151,580**
Total Liabilities	**$ 467,607**	**$ 216,145**
Equity		
Common Stock - no par value	$ 649,666	$ 375,000
Opening Balance Equity	$ 6,679	$ -
Owner's Draw	$ (464)	$ -
Owner's Investment	$ 4,500	$ -
Retained Earnings	$ (437,848)	$ (48,734)
Net Income	$ (360,679)	$ (389,115)
Total Equity	**$ (138,147)**	**$ (62,848)**
TOTAL LIABILITIES AND EQUITY	**$ 329,460**	**$ 153,297**

NANNOCARE INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	Dec 31, 2019		Dec 31, 2018	
Revenue	$	553,944	$	47,581
Cost of Goods Sold	$	205,277	$	1,601
Gross Margin	$	348,668	$	45,979
Expenses				
Advertising & Marketing	$	100,700	$	108,244
General and Administrative Expenses	$	572,211	$	322,912
Total Expenses	$	672,911	$	431,156
Net Operating Income	$	(324,243)	$	(385,177)
Other Income				
Interest Income	$	0	$	2
Other Expenses				
Depreciation Expense	$	3,482	$	-
Interest Expense	$	32,954	$	3,940
Total Other Expenses	$	36,436	$	3,940
Net Other Income	$	(36,436)	$	(3,937)
Net Income	$	(360,679)	$	(389,115)

CERTIFICATION

I, Paul Van Kleef, Principal Executive Officer of Nannocare Inc., hereby certify that the financial statements of Nannocare Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer